[Letterhead]

McGladrey & Pullen, LLP
Certified Public Accountants



                                        December 2, 1999


Securities and Exchange Commission
Washington, DC  20549

We were previously the independent accountants for Flanders Corporation, and on March 12, 1999, except for item (A) in Note 6 and the last paragraph of Note 6, as to which the date is March 31, 1999, we reported on the consolidated balance sheets of Flanders Corporation and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. On November 23, we were dismissed as independent accountants of Flanders Corporation.

We have read Flanders Corporation's statements included under Item 4 of its Form 8-K dated November 24, 1999, and we agree with such statements.


                                        /s/ McGladrey & Pullen LLP